Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)
	Twelve Months Ended
	December 31,
	2010	2009	2008	2007	2006
RATIO OF EARNINGS TO FIXED CHARGES
Earnings, as defined:
Income from continuing operations before income taxes	$151,347	$158,080	$131,715	$111,965	$137,890
Adjust for distributed income of equity investees	(6,526)	2,464	(6,772)	(5,553)	(9,347)
Fixed charges, as below	85,579	78,543	77,568	68,272	60,687
Total earnings, as defined	$230,400	$239,087	$202,511	$174,684	$189,230
Fixed charges, as defined:
Interest charges[1]	$84,651	$77,580	$76,711	$67,386	$59,955
Rental interest factor	928	963	857	886	732
Total fixed charges, as defined	$85,579	$78,543	$77,568	$68,272	$60,687
Ratio of earnings to fixed charges	2.69 x	3.04 x	2.61 x	2.56 x	3.12 x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED
CHARGES
Earnings, as defined:
Income from continuing operations before income taxes	$151,347	$158,080	$131,715	$111,965	$137,890
Adjust for distributed income of equity investees	(6,526)	2,464	(6,772)	(5,553)	(9,347)
Supplemental fixed charges, as below	86,643	80,028	79,358	70,024	62,463
Total earnings, as defined	$231,464	$240,572	$204,301	$176,436	$191,006
Supplemental fixed charges:
Interest charges[1]	$84,651	$77,580	$76,711	$67,386	$59,955
Rental interest factor	928	963	857	886	732
Supplemental increment to fixed charges[2]	1,064	1,485	1,790	1,752	1,776
Total supplemental fixed charges	$86,643	$80,028	$79,358	$70,024	$62,463
Supplemental ratio of earnings to fixed charges	2.67 x	3.01 x	2.57 x	2.52 x	3.06 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.